SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

Crdentia Corp.
(Name of Issuer)

Common Stock, $.0001 Par Value Per Share
(Title of Class of Securities)

225235308
(CUSIP Number)

June 23, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 225235308	Page 2 of 8

1	Name of Reporting Person

	ComVest Capital, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions)
	(a) ☐
	(b) ☒
3	SEC Use Only

4	Citizenship Or Place Of Organization:

	Delaware
	5	Sole Voting Power:

NUMBER OF		0
SHARES	6	Shared Voting Power:
BENEFICIALLY
OWNED BY		8,000,000 Shares
EACH	7	Sole Dispositive Power:
REPORTING
PERSON		0
WITH:	8	Shared Dispositive Power:

		8,000,000 Shares
9	Aggregate Amount Beneficially Owned By Each Reporting Person :

	8,000,000 Shares
10	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐ (See Instructions)

11	Percent of Class Represented by Amount in Row (9):

	13.6% of Common Stock
12	Type of Reporting Person (See Instructions)

	OO

CUSIP No. 225235308	Page 3 of 8

1	Name of Reporting Person

	ComVest Capital Management LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions)
	(a) ☐
	(b) ☒
3	SEC Use Only

4	Citizenship Or Place Of Organization:

	Delaware
	5	Sole Voting Power:

NUMBER OF		0
SHARES	6	Shared Voting Power:
BENEFICIALLY
OWNED BY		8,000,000 Shares
EACH	7	Sole Dispositive Power:
REPORTING
PERSON		0
WITH:	8	Shared Dispositive Power:

		8,000,000 Shares
9	Aggregate Amount Beneficially Owned By Each Reporting Person :

	8,000,000 Shares
10	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐ (See Instructions)

11	Percent of Class Represented by Amount in Row (9):

	13.6% of Common Stock
12	Type of Reporting Person (See Instructions)

	OO

CUSIP No. 225235308	Page 4 of 8

1	Name of Reporting Person

	ComVest Group Holdings, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions)
	(a) ☐
	(b) ☒
3	SEC Use Only

4	Citizenship Or Place Of Organization:

	Delaware
	5	Sole Voting Power:

NUMBER OF		0
SHARES	6	Shared Voting Power:
BENEFICIALLY
OWNED BY		8,000,000 Shares
EACH	7	Sole Dispositive Power:
REPORTING
PERSON		0
WITH:	8	Shared Dispositive Power:

		8,000,000 Shares
9	Aggregate Amount Beneficially Owned By Each Reporting Person :

	8,000,000 Shares
10	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐ (See Instructions)

11	Percent of Class Represented by Amount in Row (9):

	13.6% of Common Stock
12	Type of Reporting Person (See Instructions)

	OO

CUSIP No. 225235308	Page 5 of 8

1	Name of Reporting Person

	Michael S. Falk
2	Check The Appropriate Box If A Member Of A Group (See Instructions)
	(a) ☐
	(b) ☒
3	SEC Use Only

4	Citizenship Or Place Of Organization:

	USA
	5	Sole Voting Power:

NUMBER OF		0
SHARES	6	Shared Voting Power:
BENEFICIALLY
OWNED BY		8,000,000 Shares
EACH	7	Sole Dispositive Power:
REPORTING
PERSON		0
WITH:	8	Shared Dispositive Power:

		8,000,000 Shares
9	Aggregate Amount Beneficially Owned By Each Reporting Person :

	8,000,000 Shares
10	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐ (See Instructions)

11	Percent of Class Represented by Amount in Row (9):

	13.6% of Common Stock
12	Type of Reporting Person (See Instructions)

	IN

CUSIP No. 225235308	Page 6 of 8

ITEM 1(a).	Name of Issuer:

Crdentia Corp.

ITEM 1(b).	Address of Issuer's Principal Executive Offices:

14114 Dallas Parkway, Suite 600, Dallas, Texas 75254

ITEM 2(a).	Names of Persons Filing:

ComVest Capital, LLC ("ComVest")
ComVest Capital Management LLC ("Management")
ComVest Group Holdings, LLC ("CGH")
Michael S. Falk

ITEM 2(b).	Address of Principal Business Office or, if None, Residence:
One North Clematis Street, Suite 300, West Palm Beach, Florida 33401

ITEM 2(c).	Citizenship:

ComVest, Management and CGH are Delaware limited liability companies.

Michael S. Falk is a U.S. citizen.

ITEM 2(d).	Title of Class of Securities:
Common Stock, $.0001 Par Value Per Share

ITEM 2(e).	CUSIP Number: 225235308

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

This Statement is being filed pursuant to Rule 13d-1(c).

ITEM 4.	Ownership:

(a) Amount beneficially owned by all reporting persons: 8,000,000 Shares

(b) Percent of class: 13.6% of Common Stock

(c) Number of shares as to which the reporting persons have:

(i) sole power to vote or to direct the vote: 0 Shares
(ii) shared power to vote or to direct the vote: 8,000,000 Shares
(iii) sole power to dispose or to direct the disposition: 0 Shares
(iv) shared power to dispose or to direct the disposition: 8,000,000 Shares

ITEM 5.  Ownership of five percent or less of a class.

If this statement is being filed to reflect the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ ].

ITEM 6. Ownership of more than five percent on behalf of another person.
Not applicable.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.
Not applicable.

ITEM 8. Identification and classification of members of the group.
The reporting persons are a group for purposes of filing this Schedule 13G. See Exhibit 1 attached hereto.

ITEM 9. Notice of dissolution of group.
Not applicable.

ITEM 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2008

ComVest Capital, LLC ComVest Capital Management LLC, its managing member

By:	/s/ Cecilio M. Rodriguez
Cecilio M. Rodriguez

ComVest Capital Management LLC

By:	/s/ Cecilio M. Rodriguez
Cecilio M. Rodriguez

ComVest Group Holdings, LLC

By:	/s/ Cecilio M. Rodriguez
Cecilio M. Rodriguez

By:	/s/ Michael S. Falk
Michael S. Falk, individually